Via Facsimile and U.S. Mail
Mail Stop 4720

October 13, 2009

Kim R. Tsuchimoto
CFO, Treasurer & Secretary
Raptor Pharmaceutical Corp.
9 Commercial Blvd., Suite 200
Novato, CA 94949

Re: Raptor Pharmaceutical Corp.
**   Item 4.01 Form 8-K filed October 5, 2009**
**   File No. 0-25571**

Dear Ms. Tsuchimoto:

        We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant